

December 14, 2022

Kelly Steckelberg
Chief Financial Officer
Zoom Video Communications, Inc.
55 Almaden Boulevard
6th Floor
San Jose, CA 95113

> **Re: Zoom Video Communications, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2022**
> **Filed March 7, 2022**
> **Form 10-Q for the Quarterly Period Ended October 31, 2022**
> **Filed November 23, 2022**
> **File No. 001-38865**

Dear Kelly Steckelberg:

We have reviewed your December 2, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 31, 2022 letter.

Form 10 for the Quarterly Period Ended October 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 28

1.   We note from your response to prior comment 2 that Entry MRR includes revenue from monthly subscribers that have not provided any indication that they intend to cancel their subscriptions. Please tell us how subscribers who have indicated that they intend to cancel their subscriptions are reflected in your MRR attrition rate calculations. In this regard, clarify whether such customers are included in the attrition rate of the prior quarter. If not, explain how attrition for such customers is captured in your customer

       churn calculations.   Also, revise your disclosures as necessary to clarify how such customers are factored into your calculations.

       You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, Accounting Branch Chief, at (202) 551-3499 if you have any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Technology

cc: Jon Avina